FORM 8 - A

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                            ____________________

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                           Lilly Industries, Inc.
           ______________________________________________________
           (Exact name of registrant as specified in its charter)


          Indiana                            35-0471010
     (State of incorporation              (I.R.S. Employer
       or organization)                  Identification No.)

     733 South West Street, Indianapolis, Indiana      46225
     (Address of principal executive offices)        (Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

     Class A Common Stock,
     Without Par Value             New York Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                              (Title of Class)
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     Item 1.   Description of Registrant's Securities
               to be Registered


               On January 12, 1996, the Board of Directors of Lilly Industries, Inc.(the "Registrant") declared a dividend of one common share purchase right (a "Right" or "Rights") for each outstanding share of all Class A and Class B common stock, without par value (the "Common Shares"), of the Registrant. The dividend is payable on January 26, 1996 to the shareholders of record as of January 26, 1996 (the "Record Date"). If and when the Rights become exercisable, each Right will entitle the registered holder to purchase from the Registrant one Common Share at a purchase price of [$55.00] (the "Purchase Price"), although the price may be adjusted as described below. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Registrant and KeyCorp Shareholder Services, Inc., as Rights Agent (the "Rights Agent").

          Initially, shareholders will not receive a separate certificate for the Rights. The Rights will be represented by the outstanding Common Share certificates with a copy of a "Summary of Rights" attached thereto (the Summary of Rights is included as Exhibit B to the Rights Agreement which is attached hereto as
     Exhibit 4); and the Rights cannot be bought, sold or otherwise traded separately from the Common Shares. Certificates for Common Shares issued after the Record Date will carry a notation that indicates that Rights are attached to the Common Shares and that the terms of the Rights Agreement are incorporated therein.

          Separate certificates representing the Rights will be distributed as soon as practicable after the "Distribution Date," which is the earliest to occur of:

               (1)  10 calendar days following a public
          announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has (a) acquired beneficial ownership of 15% or more of the outstanding Class A Common Shares or (b) become the beneficial owner of an amount of the outstanding Class A Common Shares (but not less than 10%) which the Board of Directors determines to be substantial and which ownership the Board of Directors determines is intended or may be reasonably anticipated, in general, to cause the Registrant to take actions determined by the Board of Directors to be not in the Registrant's best long-term interests (an "Adverse Person"), or

               (2) 10 business days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the
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          beneficial ownership by a person or group of 30% or
          more of such outstanding Class A Common Shares.

          Until the Distribution Date (or earlier exchange, redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

          The holders of the Rights are not required to take any action until the Rights become exercisable. As described above, the Rights are not exercisable until the Distribution Date. Holders of the Rights will be notified that the Rights have become exercisable when the Rights Agent mails the Rights Certificates. The Rights will expire on January 12, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Registrant, in each case, as described below.

          To protect the value of the Rights to the holders, the Purchase Price payable and the number of Common Shares, or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (2) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of Common Shares, or (3) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants, other than those referred to above (the "Anti-Dilution Rights").

          The Anti-Dilution provisions are intended to ensure that a holder of Rights will not be adversely affected by the occurrence of such events. With certain exceptions, the Registrant is not required to adjust the Purchase Price until cumulative adjustments require a change of at least 1% in the Purchase Price. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

          In the event that (1) the Registrant is acquired in a merger or other business combination transaction and the Registrant is not the surviving corporation, or (2) any person consolidates or merges with the Registrant and all or part of the Registrant's Common Shares are exchanged for securities, cash or property of
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     any other person, or (3) 50% or more of the Registrant's
     consolidated assets or earning power are sold (collectively, "Flip-Over Events"), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that (1) an Acquiring Person engages in certain self-dealing transactions, or (2) a person is declared an Adverse Person by the Board of Directors of the Registrant, or (3) a person acquires 15% or more of the outstanding Class A Common Shares (collectively, "Flip-In Events"), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

          At any time after a person becomes an Acquiring Person, and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Class A Common Shares, the Board of Directors of the Registrant may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

          At any time prior to the tenth calendar day following the date of a public announcement that a person or group has become an Acquiring Person, the Board of Directors of the Registrant may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          If the Board of Directors' ability to redeem the Rights pursuant to the Rights Agreement has expired because a person or group has become an Acquiring Person, but a Flip-Over Event or certain Flip-In Events have not yet occurred, the redemption right will be reinstated if the Acquiring Person disposes of a sufficient number of the Registrant's Common Shares so that such person then only owns less than 10% of the outstanding Registrant's Class A Common Shares and if certain other conditions are met.


          The terms of the Rights may be amended by the Board of Directors of the Registrant without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Registrant, including, without limitation, the right to vote or to receive dividends.

          As of January 12, 1996, there were 22,184,366 Class A Common Shares issued and outstanding, and there were 349,431 Class B Common Shares issued and outstanding. As of such date, an additional 4,756,674 Class A Common Shares were held in Treasury and 8,275,627 Class A Common Shares were reserved for issuance. Also, as of such date, an additional 190,569 Class B Common Shares were held in Treasury. One Right will be distributed to shareholders of the Registrant for each Common Share owned of record by them on the Record Date. As long as the Rights are attached to the Common Shares, the Registrant will issue one Right with each Common Share that shall become outstanding so that all Common Shares will have attached Rights. The Registrant has initially reserved 35,216,667 Class A Common Shares and 540,000 Class B Common Shares for issuance upon exercise of Rights.

          The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group which attempts to acquire the Registrant on terms not approved by the Board of Directors of the Registrant, except pursuant to an offer conditioned on a substantial number of Rights being acquired.
     The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Registrant at $.01 per Rights prior to the time that a person or group has acquired beneficial interest of 15% or more of the Common Shares.

          The form of Rights Agreement between the Registrant and KeyCorp Shareholder Services, Inc. (the "Rights Agent") specifying the terms of the Rights, which includes as Exhibit A thereto the form of Rights Certificate and as Exhibit B the Summary of Rights, is attached hereto as Exhibit 4 and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such Exhibit 4.

                                 SIGNATURES


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        LILLY INDUSTRIES, INC.



                                        By:  /s/ Roman J. Klusas
                                             -------------------
                                             Roman J. Klusas
                                             Vice President, Chief
                                              Financial Officer,
                                              and Secretary



     Dated:     January 18, 1996

                                EXHIBIT LIST


     II.  Exhibits filed with the Commission.

     Number Assigned
       in Form 8-A                    Description of Exhibit

          4 Form of Rights Agreement, dated as of January 12, 1996, between Lilly Industries, Inc. and KeyCorp Shareholder Services, Inc. as Rights Agent, which includes as Exhibit A the form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until as soon as practicable after the Distribution Date.
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